UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number: 001-14845
CUSIP Number: 896239100

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K
☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: January 3, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Trimble Inc.
Full Name of Registrant
N/A
Former Name if Applicable
10368 Westmoor Drive
Address of Principal Executive Office (Street and Number)
Westminster, CO 80021
City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
Trimble Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended January 3, 2025 (the “2024 Form 10-K”) by the prescribed due date without unreasonable effort or expense because of the circumstances described below.
As previously announced, on January 16, 2025, the Company filed its (i) delayed Quarterly Reports on Form 10-Q for the periods ended March 29, 2024, June 28, 2024 and September 27, 2024 (collectively, the “Delayed Quarterly Reports”) and (ii) Amendment No. 1 on Form 10-K/A (the “2023 Form 10-K Amendment”) to its Annual Report on Form 10-K for the year ended December 29, 2023, which was filed with the SEC on February 26, 2024. As discussed on the Company’s earnings call on February 19, 2025, the time required to prepare and file the Delayed Quarterly Reports and the 2023 Form 10-K Amendment has delayed the Company’s fiscal 2024 audit process. Nothing has come to the Company’s attention which causes it to believe that the financial results included in the 2024 Form 10-K will differ from those presented in the Company’s press release, dated February 19, 2025, announcing the financial results for its fourth quarter and year ended January 3, 2025. The Company is working to complete its 2024 audit process as soon as possible and within the 15 day extension period; however, there is risk that the Company will not be able to file the 2024 Form 10-K on or before the deadline.
PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Phillip Sawarynski	(720)	887-6100
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
On February 19, 2025, the Company issued a press release announcing financial results for its fourth quarter and year ended January 3, 2025 and included a copy of such press release as an exhibit to the Company’s Current Report on Form 8-K furnished by the Company with the Securities and Exchange Commission on February 19, 2025. Information about the Company's financial results for the three months and year ended January 3, 2025 was included in such press release.
As noted in the press release, the Company’s results of operations for the three months ended January 3, 2025 are as follows:
•Revenue of $983.4 million for the three months ended January 3, 2025, compared to $932.4 million for the three months ended December 29, 2023
•GAAP operating income was $173.5 million for the three months ended January 3, 2025, compared to $96.9 million for the three months ended December 29, 2023
•GAAP net income was $90.2 million for the three months ended January 3, 2025, compared to $63.0 million for the three months ended December 29, 2023
•Diluted earnings per share was $0.36 on a GAAP basis for the three months ended January 3, 2024, compared to $0.25 for the three months ended December 29, 2023
As noted in the press release, the Company’s results of operations for the year ended January 3, 2025 are as follows:
•Revenue of $3,683.3 million for the year ended January 3, 2025, compared to $3,798.7 million for the year ended December 29, 2023

•GAAP operating income was $460.7 million for the year ended January 3, 2025, compared to $448.8 million for the year ended December 29, 2023
•GAAP net income was $1,504.4 million for the year ended January 3, 2025, compared to $311.3 million for the year ended December 29, 2023
•Diluted earnings per share was $6.09 on a GAAP basis for the year ended January 3, 2025, compared to $1.25 for the year ended December 29, 2023
The financial results are unaudited and subject to change pending the completion of the 2024 Form 10-K.
Forward Looking Statements
This document contains forward-looking statements within the meaning of Section 21E of the Exchange Act of 1934, as amended, which are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the Company’s expectation as to the anticipated timing of the filing of the Company’s Form 10-K for the year ended January 3, 2025 and completion of the Company’s 2024 fiscal year audit; as well as all statements that are not historical facts. While management has not identified any errors based on the work to date that would result in changes to the Company’s financial results for the fourth quarter and year ended January 3, 2025 previously announced on February 19, 2025, it is possible that errors could be discovered in the ongoing audit that could lead to such changes. These forward-looking statements are subject to change, and actual results may materially differ from those set forth in this document due to certain risks and uncertainties. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements set forth in reports filed with the SEC, including the Company’s current reports on Form 8-K, quarterly reports on Form 10-Q and its annual report on Form 10-K. Undue reliance should not be placed on any forward-looking statement contained herein. These statements reflect the Company’s position as of the date hereof. The Company expressly disclaims any undertaking to release publicly any updates or revisions to any statements to reflect any change in the Company’s expectations or any change of events, conditions, or circumstances on which any such statement is based.

TRIMBLE INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

		By:	/s/ Phillip Sawarynski
Phillip Sawarynski
Date:	March 5, 2025		Chief Financial Officer